Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

When: Wednesday, December 29, 2021

From: David Toomey (CRO)

To: Tritium Shareholders

Subject: Tritium Wrap Prospectus & News Update

Dear Tritium Shareholder,

We write with an important update as we progress toward the proposed listing on The Nasdaq Stock Market (the “NASDAQ”).

Tritium DCFC Limited (“Tritium DCFC”) Wrap Prospectus

You are receiving this email as an Australian resident shareholder of Tritium Holdings Pty Ltd (“Tritium”) to provide a direct link to the Tritium DCFC Limited Wrap Prospectus. This prospectus relates to the issue of ordinary shares in Tritium DCFC to Australian resident shareholders of Tritium in connection with Tritium’s previously announced proposed business combination with Decarbonization Plus Acquisition Corporation II (“DCRN”). After closing of the proposed business combination, Tritium DCFC is expected to list on the NASDAQ.

We encourage you to read this prospectus in its entirety. Please follow the link provided above to view the PDF, which is also available via the Investor Relations page on our website (tritiumcharging.com). Tritium DCFC is also preparing to commence mailing of physical copies of the prospectus as lodged with ASIC to all Australian resident shareholders of Tritium.

Special Meeting of DCRN Stockholders (the “Special Meeting”) – January 12, 2022.

We are pleased to notify you that DCRN announced that the definitive proxy statement (the “Proxy Statement”) relating to the proposed business combination was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2021. This was a major hurdle in progressing toward the proposed business combination with DCRN, and allowed for DCRN to schedule the Special Meeting on January 12, 2022 at which DCRN shareholders will vote on proposals to approve the proposed business combination and other related matters.

If the proposals at the Special Meeting are approved, the business combination is expected to close and the trading of the combined entity is expected to commence on the NASDAQ shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Full press release can be found here: https://tritiumcharging.com/decarbonization-plus-acquisition-corporation-ii-and-tritium-

announce-filing-of-definitive-proxy-statement-and-the-january-12-2022-special-meeting-to-approve-proposed-business-combination/

Operational Update

As you may have seen recently via our press releases, we have announced several large orders and achievements recently (click links for more info), including winning the Shell Global EV Charging Tender, a 100 unit addition to the existing order from the Osprey Charging Network in the UK, and a Strategic Partnership with Aqua superPower to electrify transportation on global waterways.

In addition to this we have revealed our latest PKM150 charging system which allows for more efficient capital deployment on charging network rollouts, the opening of our world-class EV Charger Testing Facility, and a Debt Refinancing facility of US$90 Million with Cigna Investments, Inc. and Barings LLC.

Latest News

To receive our latest updates, please sign up to the Tritium Newsletter on our website (https://tritiumcharging.com/newsletter/) or follow our social media pages/channels listed below:

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•	Twitter

From our entire team, we wish you all the best this festive season and a very Happy New Year!

If you have any questions, please don’t hesitate to contact myself or Harrison Hume.

Warm regards,

David

*****

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed business combination and including statements regarding, among other things, the commencement of mailing of the Proxy Statement, the Special Meeting and the anticipated timing of the closing of the business combination. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Tritium DCFC, Tritium or DCRN, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the private offering of ordinary shares in the capital of Tritium DCFC to a certain investor (the “PIPE Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Tritium DCFC’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; Tritium DCFC’s ability to manage growth; Tritium DCFC’s ability to execute its business plan and meet its projections; potential disruption in Tritium DCFC’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Tritium DCFC, Tritium or DCRN, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or Tritium DCFC’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and Tritium DCFC and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither Tritium DCFC nor DCRN gives any assurance that either Tritium DCFC or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Tritium DCFC, which will be the going-forward public company, filed a preliminary registration statement on Form F-4, (as amended, the “Registration Statement”), which includes a preliminary proxy statement of DCRN. The Registration Statement is now effective, and the Proxy Statement will be mailed to DCRN stockholders of record as of the close of business on December 6, 2021. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, TRITIUM DCFC AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed business combination. Tritium DCFC and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.